SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. - Petrobras and Subsidiaries Consolidated Financial Statements September 30, 2008 and 2007 with Review Report of Independent Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Review report of independent registered public accounting firm

To the Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - Petrobras

We have reviewed the accompanying condensed consolidated balance sheet of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of September 30, 2008, and the related condensed consolidated statements of income, cash flows and changes in shareholders’ equity for the nine-month periods ended September 30, 2008 and 2007. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

/s/KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil
November 28, 2008

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
September 30, 2008 and December 31, 2007
Expressed in Millions of United States Dollars

	September 30,	December 31,
	2008	2007

Assets	(unaudited)	(Note 1)

Current assets
Cash and cash equivalents (Note 5)	5,282	6,987
Marketable securities (Note 6)	265	267
Accounts receivable, net	9,041	6,538
Inventories (Note 7)	12,895	9,231
Deferred income taxes (Note 4)	897	498
Recoverable taxes (Note 8)	2,929	3,488
Advances to suppliers	672	683
Other current assets	1,447	1,448

	33,428	29,140

Property, plant and equipment, net	92,668	84,523

Investments in non-consolidated companies and other investments	4,556	5,112

Non-current assets
Accounts receivable, net	1,023	1,467
Advances to suppliers	2,404	1,658
Petroleum and alcohol account - receivable
from Federal Government (Note 9)	420	450
Government securities	623	670
Marketable securities (Note 6)	1,764	2,144
Restricted deposits for legal proceedings and guarantees (Note 16 (a))	937	977
Recoverable taxes (Note 8)	3,208	2,477
Goodwill	306	313
Prepaid expenses	225	232
Other assets	422	552

	11,332	10,940

Total assets	141,984	129,715

See the accompanying notes to the consolidated financial statements.

	September 30,	December 31,
	2008	2007

Liabilities and shareholders’ equity	(unaudited)	(Note 1)

Current liabilities
Trade accounts payable	9,336	7,816
Short-term debt (Note 10)	1,913	1,458
Current portion of long-term debt (Note 10)	2,201	1,273
Current portion of project financings (Note 12)	1,747	1,692
Current portion of capital lease obligations (Note 13)	217	227
Income taxes payable	1,856	560
Taxes payable, other than income taxes	4,540	3,950
Payroll and related charges	1,967	1,549
Dividends and interest on capital payable (Note 15)	-	3,220
Employees’ postretirement benefits obligation – Pension and Health Care (Note 14 (a))	568	623
Other payables and accruals	2,168	2,100

	26,513	24,468

Long-term liabilities
Long-term debt (Note 10)	12,961	12,148
Project financings (Note 12)	5,388	4,586
Capital lease obligations (Note 13)	349	511
Employees’ postretirement benefits obligation – Pension and Health Care (Note 14 (a))	11,041	11,317
Deferred income taxes (Note 4)	4,707	4,802
Provision for abandonment	3,307	3,462
Contingencies (Note 16 (a))	397	352
Other liabilities	915	558

	39,065	37,736

Minority interest	1,807	2,332

Shareholders’ equity
Shares authorized and issued (Note 15)
Preferred share - 2008 and 2007 - 3,700,729,396 shares (*)	15,106	8,620
Common share - 2008 and 2007 - 5,073,347,344 shares (*)	21,088	12,196
Capital reserve - fiscal incentive	269	877
Retained earnings
Appropriated	19,041	34,863
Unappropriated	23,882	6,618
Accumulated other comprehensive income
Cumulative translation adjustments	(2,499)	4,155
Postretirement benefit reserves adjustments net of tax (US$1,179 and US$1,273 for
September 30, 2008 and December 31, 2007, respectively) - Pension cost and
Health Care (Note 14 (a))	(2,289)	(2,472)
Unrealized gains on available-for-sale securities, net of tax	13	331
Unrecognized loss on cash flow hedge, net of tax	(12)	(9)

	74,599	65,179

Total liabilities and shareholders’ equity	141,984	129,715

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (see Note 15).

See the accompanying notes to the consolidated financial statements

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
September 30, 2008 and 2007
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Nine-month periods ended
	September 30,

	2008	2007

Sales of products and services	118,490	79,983
Less:
Value-added and other taxes on sales and services	(19,882)	(14,688)
Contribution of intervention in the economic domain charge - CIDE	(2,688)	(2,884)

Net operating revenues	95,920	62,411

Cost of sales	(58,090)	(34,931)
Depreciation, depletion and amortization	(4,643)	(3,816)
Exploration, including exploratory dry holes	(1,206)	(789)
Selling, general and administrative expenses	(5,663)	(4,381)
Research and development expenses	(756)	(612)
Other operating expenses	(1,942)	(1,718)

Total costs and expenses	(72,300)	(46,247)

Operating income	23,620	16,164

Equity in results of non-consolidated companies	296	172
Financial income (Note 11)	1,133	835
Financial expenses (Note 11)	(624)	(575)
Monetary and exchange variation on monetary assets and liabilities, net (Note 11)	836	(630)
Employee benefit expense for non-active participants	(644)	(728)
Other taxes	(271)	(485)
Other expenses, net	8	9

	734	(1,402)

Income before income taxes and minority interest	24,354	14,762

See the accompanying notes to the consolidated financial statements.

	Nine-month periods ended
	September 30,

	2008	2007

Income taxes expense (Note 4)
Current	(7,472)	(3,510)
Deferred	(131)	(681)

	(7,603)	(4,191)

Minority interest in results of consolidated subsidiaries	(38)	(245)

Net income for the period	16,713	10,326

Net income applicable to each class of shares
Common	9,664	5,971
Preferred	7,049	4,355

Net income for the period	16,713	10,326

Basic and diluted earnings per: (Note 15)
Common and Preferred share	1.90	1.18(*)
Common and Preferred ADS	3.80	2.36(*)

Weighted average number of shares outstanding
Common	5,073,347,344	5,073,347,344(*)
Preferred	3,700,729,396	3,700,729,396(*)

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (Note 15).

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
September 30, 2008 and 2007
Expressed in Millions of United States Dollars
(Unaudited)

	Nine-month periods ended
	September 30,

	2008	2007

Cash flows from operating activities
Net income for the period	16,713	10,326

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	4,643	3,816
Dry hole costs	667	94
Equity in the results of non-consolidated companies	(296)	(172)
Foreign exchange (gain)/loss	2,506	527
Other	398	1,168

Working capital adjustments
Decrease (increase) in accounts receivable, net	(2,946)	(71)
Decrease (increase) in inventories	(4,497)	(641)
Increase in trade accounts payable	2,099	452
Increase in taxes payable	2,160	26
Increase (decrease) in other working capital adjustments	(1,417)	394

Net cash provided by operating activities	20,030	15,919

Cash flows from investing activities
Additions to property, plant and equipment	(20,057)	(14,005)
Marketable securities and other investments activities	361	(1,695)

Net cash used in investing activities	(19,696)	(15,700)

Cash flows from financing activities
Short-term debt, net issuances and repayments	(18)	(555)
Proceeds from issuance and draw-down of long-term debt	3,238	1,908
Principal payments of long-term debt	(2,021)	(2,670)
Proceeds from project financings	3,511	292
Payments of project financings	(2,015)	(1,395)
Payment of capital lease obligations	(214)	(299)
Dividends paid to shareholders	(3,926)	(3,947)

Net cash used in financing activities	(1,445)	(6,666)

Increase (Decrease) in cash and cash equivalents	(1,111)	(6,447)
Effect of exchange rate changes on cash and cash equivalents	(594)	1,180
Cash and cash equivalents at beginning of period	6,987	12,688

Cash and cash equivalents at end of period	5,282	7,421

	Nine-month periods ended
		September 30,
	2008	2007

Supplemental cash flow information:
Cash paid during the period for
Interest, net of amount capitalized	933	1,121
Income taxes	5,684	3,768
Withholding income tax on financial investments	472	19

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
September 30, 2008 and 2007
Expressed in Millions of United States Dollars
(Unaudited)

	Nine-month periods ended
	September 30,

	2008	2007

Preferred shares
Balance at January 1,	8,620	7,718
Capital increase from capital reserve - fiscal incentive	251	-
Capital increase from undistributed earnings reserve	6,235	902

Balance at September 30,	15,106	8,620

Common shares
Balance at January 1,	12,196	10,959
Capital increase from capital reserve - fiscal incentive	345	-
Capital increase from undistributed earnings reserve	8,547	1,237

Balance at September 30,	21,088	12,196

Capital reserve - fiscal incentive
Balance at January 1,	877	174
Capital increase	(596)	-
Change in the period	(12)	595

Balance at September 30,	269	769

Accumulated other comprehensive gain (loss)
Cumulative translation adjustments
Balance at January 1,	4,155	(6,202)
Change in the period	(6,654)	8,071

Balance at September 30,	(2,499)	1,869

Postretirement benefit reserves adjustments, net of tax - Pension Cost and
Health Care
Balance at January 1,	(2,472)	(3,039)
Change in the period	277	(1,403)
Tax effect on above	(94)	477

Balance at September 30,	(2,289)	(3,965)

Unrecognized gains on available-for-sale securities, net of tax
Balance at January 1	331	446
Unrealized gains (losses)	(482)	293
Tax effect on above	164	(100)

Balance at September 30,	13	639

Unrecognized gain (loss) on cash flow hedge, net of tax
Balance at January 1	(9)	(2)
Change in the period	(3)	-

Balance at September 30,	(12)	(2)

See the accompanying notes to the consolidated financial statements.

	Nine-month periods ended
		September 30,

	2008	2007

Appropriated retained earnings
Legal reserve
Balance at January 1	4,297	3,045
Change in the period	(321)	495

Balance at September 30,	3,976	3,540

Undistributed earnings reserve
Balance at January 1	30,280	20,074
Capital increase	(14,782)	(1,647)
Change in the period	(698)	3,078

Balance at September 30,	14,800	21,505

Statutory reserve
Balance at January 1	286	585
Capital increase	-	(492)
Change in the period	(21)	40

Balance at September 30,	265	133

Total appropriated retained earnings	19,041	25,178

Unappropriated retained earnings
Balance at January 1	6,618	10,541
Net income for the period	16,713	10,326
Dividends and interest on shareholders equity	(501)	(2,316)
Change in the period	1,052	(4,208)

Balance at September 30,	23,882	14,343

Total shareholders' equity	74,599	59,647

Comprehensive income is comprised as follows:
Net income for the period	16,713	10,326
Cumulative translation adjustments	(6,654)	8,071
Postretirement benefit reserves adjustments, net of tax - pension and health care cost	183	(926)
Unrealized gain (loss) on available-for-sale securities	(318)	193
Unrecognized gain (loss) on cash flow hedge	(3)	(2)

Total comprehensive income	9,921	17,662

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except when specifically indicated)
(unaudited)

1. Basis of Financial Statements Preparation

The accompanying unaudited consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007 and the notes thereto.

The balance sheet at December 31, 2007 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of September 30, 2008 and for the nine-month periods ended September 30, 2008 and 2007, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2008.

The preparation of these financial statements requires the use of estimates and assumptions that reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under section 11 does not extend to the information included herein.

2. Recently Adopted Accounting Standards

a) FASB Statement N° 157, Fair Value Measurements (“SFAS 157”)

In September 2006, the FASB issued SFAS 157, which became effective for the Company on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards.

In February 2008, the FASB issued FASB Staff Position (FSP) FSP 157-2, “Effective Date of FASB Statement N° 157”, which became effective for the Company on January 1, 2008. This FSP delays the effective date of SFAS 157, for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The Company implemented SFAS 157 and FSP 157-2 effective on January 1, 2008, with no material impact due to the implementation, other than additional disclosures.

SFAS 157 and FSP 157-2 require disclosures that categorize assets and liabilities measured at fair value on a recurring basis into one of three different levels depending on the observability of the inputs applied in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting the Company’s assumptions about pricing by market participants.

The disclosure requirements of SFAS 157 and FSP 157-2 were applied to the Company’s derivative instruments and certain equity and debt securities recognized in accordance with SFAS 115.

The Company’s commodities derivatives and marketable and government securities fair values were recognized in accordance with exchanged quoted prices as the balance sheet date for identical assets in active markets, and, therefore, were classified as Level 1.

2. Recently Adopted Accounting Standards (Continued)

a) FASB Statement N° 157, Fair Value Measurements (“SFAS 157”) (Continued)

The fair values of Company’s forward contracts of US dollars and cross currency swaps were calculated using observable interest rates in JPY, USD and BRL for the full term of the contracts, and, therefore, were classified as Level 2.

The fair value hierarchy for the Company’s financial assets and liabilities accounted for at fair value on a recurring basis at September 30, 2008, was:

	As of September 30, 2008

	Level 1	Level 2	Level 3	Total

Assets
Marketable securities	1,792	-	-	1,792
Government securities	623	-	-	623
Foreign exchange derivatives	-	3	-	3

Total assets	2,415	3	-	2,418

Liabilities
Commodity derivatives	29	-	-	29

Total liabilities	29	-	-	29

b) FASB Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”)

In February 2007, the FASB issued SFAS 159, that permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. SFAS 159 became effective for the Company on January 1, 2008 with no impact to its consolidated financial statements.

3. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from its normal course of business. Such market risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. The Company maintains a corporate risk management policy that is executed under the direction of the Company’s executive officers.

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an asset or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

a) Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility which may impact the value of certain of the Company’s obligations.

The table below provides information about the Company’s foreign exchange derivative contracts:

Foreign Currency			Fair value

		Notional	September	December
Maturing in 2008		Amount	30, 2008	31, 2007

Forwards
Sell USD/Pay BRL		73	(16)	2
Average Contractual Exchange rate	1.8%

Total		73	(16)	2

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

a) Foreign currency risk management (Continued)

Cash flow hedge

In September, 2006, Petrobras International Finance Company - PifCo entered into cross currency swap under which it swaps principal and interest payments on Yen denominated funding into U.S. dollar amounts. The assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective.

Cross Currency Swaps			Fair value

		Notional Amount	September 30,	December 31,
Maturing in 2016		(Yen Million)	2008	2007

Fixed to fixed		35,000
Average Pay Rate (USD)	5.69%		19	3
Average Receive Rate (JPY)	2.15%

Total		35,000	19	3

b) Commodity price risk management

Petroleum and oil products

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities are primarily undertaking through the uses of future contracts traded on stock exchanges; and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges for anticipated crude oil purchases and sales, generally forecasted to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatility of such prices.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Commodity price risk management (Continued)

The Company’s exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in currently period earnings, irrespective of when the physical crude sales occur. For the nine-month periods ended September 30, 2008 and 2007, the Company entered into commodity derivative transactions for 73.3% and 46.8%, respectively, of its total import and export trade volumes.

The open positions in the futures market, compared to spot market value, resulted in recognized losses of US$29 and US$9 during the nine-month periods ended September 30, 2008 and 2007, respectively.

c) Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP) as fixed by the National Monetary Counsel. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates.

4. Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively, for the nine-month periods ended September 30, 2008 and 2007.

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory tax rate.

4. Income Taxes (Continued)

The following table reconciles the tax calculated based upon the Brazilian statutory tax rate of 34% to the income tax expense recorded in these consolidated statements of income.

	Nine-month periods ended
		September 30,

	2008	2007

Income before income taxes and minority interest
Brazil	23,801	14,422
International	553	340

	24,354	14,762

Tax expense at statutory rates - (34%)	(8,280)	(5,019)
Adjustments to derive effective tax rate:
Tax benefit on interest on shareholders’ equity	-	788
Non-deductible post-retirement and health-benefits	(198)	(224)
Foreign income subject to different tax rates	209	(199)
Tax incentive (1)	455	587
Other	211	(124)

Income tax expense per consolidated statement of
income	(7,603)	(4,191)

(1) On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras' right to deduct certain tax incentives from income tax payable, covering the tax years of 2006 until 2015. During the nine-month period ended September 30, 2008, Petrobras recognized a tax benefit in the amount of US$455 (US$587 on September 30, 2007) related to these incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities and these have been accounted for under the flow through method.

4. Income Taxes (Continued)

The following table shows a breakdown between domestic and international income tax benefit (expense) attributable to income from continuing operations:

	Nine-month periods
	ended September, 30

	2008	2007

Income tax expense per consolidated statement of
income:
Brazil
Current	(7,180)	(3,346)
Deferred	(197)	(627)

	(7,377)	(3,973)

International
Current	(292)	(164)
Deferred	66	(54)

	(226)	(218)

	(7,603)	(4,191)

4. Income Taxes (Continued)

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	September 30,	December 31,
	2008	2007

Current assets	897	498
Current liabilities	(9)	(7)

Net current deferred tax assets	888	491

Non-current assets
Employees’ postretirement benefits, net of
Accumulated postretirement benefit reserves
adjustments	1,960	2,065
Tax loss carryforwards	732	335
Other temporary differences, not significant
individually	466	600
Valuation allowance	(602)	(373)

	2,556	2,627

Non-current liabilities
Capitalized exploration and development costs	6,011	5,810
Property, plant and equipment	935	1,494
Other temporary differences, not significant
individually	287	110

	7,233	7,414

Net non-current deferred tax liabilities	(4,677)	(4,787)

Non-current deferred tax assets	30	15

Non-current deferred tax liabilities	4,707	(4,802)

Net deferred tax liabilities	3,789	(4,296)

4. Income Taxes (Continued)

The Company and its subsidiaries file income tax returns in Brazil and in many foreign jurisdictions. These tax returns are open to examination by the respective tax authorities in accordance with each local legislation.

As of and for the nine-month period ended September 30, 2008, the Company did not have any unrecognized tax benefits. Additionally, the Company does not expect that the amount of the unrecognized tax benefits will change significantly within the next twelve months.

5. Cash and Cash Equivalents

	September 30,	December 31,
	2008	2007

Cash	739	1,241
Investments - Brazilian reais (1)	2,766	2,279
Investments - U.S. dollars (2)	1,777	3,467

	5,282	6,987

(1) Comprised primarily federal public bonds with immediate liquidity and the securities are tied to the American dollar quotation or to the remuneration of the Interbank Deposits - DI.

(2) Comprised primarily by Time Deposit and securities with fixed income.

6. Marketable Securities

Marketable securities classification:

	September 30,	December 31,
	2008	2007

Available-for-sale	1,680	2,036
Trading	112	127
Held-to-maturity	237	248

	2,029	2,411

Less: Current portion of marketable securities	(265)	(267)

Long-term portion of marketable securities	1,764	2,144

Marketable securities are comprised primarily of amounts that the Company has invested in an exclusive fund, excluding the Company’s own securities, which are considered repurchased. The exclusive fund is consolidated, and the equity and debt securities within the portfolio are classified as trading or available-for-sale under SFAS 115 based on management’s intent. Trading securities are principally Brazilian bonds, which are bought and sold frequently with the objective of making short-term-profits on market price changes. Available-for-sale securities are principally, LCN (Credit Liquid Note) agreements and certain other bonds for which the Company does not have current expectations to trade actively. Trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements. Available-for-sale securities are presented as “Non-current assets”, as they are not expected to be sold or liquidated within the next twelve months.

6. Marketable Securities (Continued)

As of September 30, 2008, Petrobras had a balance of US$1,677 linked to B Series National Treasury Notes, which are accounted for as available-for-sale securities in accordance with SFAS 115. On October 23, 2008, the B Series National Treasury Notes were used as a guarantee after the confirmation of the agreements into with Petros, for settling Petrobras’ liabilities with Petros, Petrobras’ pension plan (see Note 14 (b)). The nominal value of the NTN-Bs is restated based on variations in the Amplified Consumer Price Index (IPCA). The due dates of these notes are 2024 and 2035 and interest coupons will be paid at half-yearly intervals based on the set rate of 6.0% p.a.

7. Inventories

	September 30,	December 31,
	2008	2007

Products
Oil products	4,993	2,493
Fuel alcohol	206	181

	5,199	2,674

Raw materials, mainly crude oil	5,783	4,818
Materials and supplies	1,878	1,681
Other	87	110

	12,947	9,283

Current inventories	12,895	9,231

Long-term inventories	52	52

Inventories are stated at the lower of cost or market. Due to the recently declines in the oil international market prices, the Company recognized a loss of US$103 for the nine-month period ended September 30, 2008, which was classified as other operating expenses in the consolidated statement of income. The Company adopted the realizable value for inventory impairment purposes.

8. Recoverable Taxes

Recoverable taxes consisted of the following:

	September 30,	December 31,
	2008	2007

Domestic value-added tax (ICMS) (1)	2,324	2,173
Income tax and social contribution	524	527
PASEP/COFINS (2)	2,805	2,772
Foreign value-added tax (IVA)	145	243
Other recoverable taxes	339	250

	6,137	5,965

Less: Long-term recoverable taxes	(3,208)	(2,477)

Current recoverable taxes	2,929	3,488

(1) Domestic value-added sales tax is composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset with taxes of the same nature.

(2) Composed of credits arising from non-cumulative collection of PASEP and COFINS, which can be compensated with other federal taxes payable.

The income tax and social contribution recoverable will be offset against future income tax payable.

Petrobras plans to fully recover these taxes, and as such, no allowance has been provided.

9. Petroleum and Alcohol Account - Receivable from Federal Government

The following summarizes the changes in the Petroleum and Alcohol account for the nine-month period ended September 30, 2008:

Nine-month period ended
September 30, 2008

Opening balance	450
Financial income	4
Translation gain	(34)

Ending balance	420

In order to conclude the settlement of accounts with the Federal Goverment, pursuant to Provisional Measure n° 2,181, of August 24, 2001, and after providing all the information required by the National Treasury Office - STN, Petrobras is seeking to settle all the remaining disputes between the parties.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the above options.

10. Financings

a) Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	September 30,	December 31,
	2008	2007

Imports - oil and equipment	-	5
Working capital	1,913	1,453

	1,913	1,458

The weighted average annual interest rates on outstanding short-term borrowings were 5.11% and 4.71% at September 30, 2008 and December 31, 2007, respectively.

10. Financings (Continued)

b) Long-term debt

• Composition

	September 30,	December 31,
	2008	2007

Foreign currency
Notes	5,738	4,140
Financial institutions	4,278	4,256
Sale of future receivables	565	615
Suppliers’ credits	100	1,325
Assets related to export program to be offset
against sales of future receivables	(150)	(150)

	10,531	10,186

Local currency
National Economic and Social Development
Bank - BNDES (state-owned company)	542	607
Debentures:
BNDES (state-owned company)	227	709
Other Banks	1,425	1,419
Export Credit Notes	1,959	282
Other	478	218

	4,631	3,235

Total	15,162	13,421
Current portion of long-term debt	(2,201)	(1,273)

	12,961	12,148

10. Financings (Continued)

b) Long-term debt (Continued)

• Composition of foreign currency denominated debt by currency

	September 30,	December 31,
	2008	2007

Currency
United States dollars	9,825	9,439
Japanese Yen	567	598
Euro	71	85
Other	68	64

	10,531	10,186

• Maturities of the principal of long-term debt

The long-term portion at September 30, 2008 becomes due in the following years:

2009	585
2010	2,655
2011	1,587
2012	1,860
2013	1,305
2014 and thereafter	4,969

12,961

10. Financings (Continued)

b) Long-term debt (Continued)

The composition of annual interest rates on long-term debt are as follows:

	September 30,	December 31,
	2008	2007

Foreign currency
6% or less	6,149	4,280
Over 6% to 8%	2,120	3,285
Over 8% to 10%	2,175	2,410
Over 10% to 12%	87	125
Over 12% to 15%	-	86

	10,531	10,186

Local currency
6% or less	425	469
Over 6% to 8%	164	-
Over 8% to 10%	619	995
Over 10% to 12%	3,386	1,722
Over 12% to 15%	37	49

	4,631	3,235

	15,162	13,421

10. Financings (Continued)

b) Long-term debt (Continued)

Global Notes - PifCo

On January 11, 2008, PifCo issued Senior Global Notes of US$750 that constitute a single issue fungible with the US$1,000 launched on November 1, 2007, amounting to US$1,750 in issued bonds due on March 1, 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issue was to access long-term debt capital markets, refinance prepayments of maturing debt and to reduce the cost of capital.

Loan to Petrobras Netherlands BV (PNBV)

On January 02, 2008, the subsidiary Petrobras Netherlands BV (PNBV) signed an offshore loan agreement with Société Générale for the amount of US$85, with interest of 5.10% p.a. and a term of five years.

In addition, on January 24, 2008, PNBV signed an offshore trade-related loan agreement with Banco Bilbao Vizcaya Argentaria S.A. for the amount of US$100, with interest of 3.96% p.a. and a term of four years.

PNBV contracted a credit facility of up to US$200 from Santander Overseas Bank. Inc - SANTANDER. On June 25, 2008, the subsidiary used the funds available. The initial term of the credit facility is one year, renewable for the full amount for up to three years, with interest of 4.12% p.a.

Credit facility agreement to finance exports

On March 17 and 26, 2008, Petrobras contracted a credit facility of US$435 and US$289, respectively, with the Banco do Brasil. The transaction was ensured by an Export Credit Note, the sole purpose of which is to increase Petrobras’ exports of ethanol, in light of the future prospects for growth of biofuel business, as highlighted in the Company’s strategic plan and was negotiated with the following terms:

• Term: 2 years and 3 years, with settlement of the principal and interest at the end of the term;

10. Financings (Continued)

b) Long-term debt (Continued)

Credit facility agreement to finance exports (Continued)

  Interest rate: 95% of the CDI;

  Clause providing for early repayment as from 180 days of the withdrawal with no penalties;

  Exemption of IOF tax on presentation of proof of the export operations; and

  Waiver of guarantees.

On April 04 and 11, 2008, Petrobras contracted a credit facility of US$234 and US$948, respectively, with the Banco do Brasil. The transaction was ensured by an Export Credit Note, the sole purpose of which is to increase Petrobras’ exports of oil and oil products and was negotiated with the following terms:

  Term: 1 year, with interest payable every 6 months and settlement of the principal at the end of the term;

  Interest rate: 102% of the CDI + Flat Fee of 0.06%, six-monthly, in advance;

  Clause providing for early repayment as from 180 days of the withdrawal with no penalties;

  Exemption of IOF tax on presentation of proof of the export operations; and

  Waiver of guarantees.

11. Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the nine-month periods ended September 30, 2008 and 2007 are as follows:

	Nine-month periods ended
	September 30,

	2008	2007

Financial expenses
Loans and financings	(814)	(798)
Project financings	(331)	(443)
Leasing	(36)	(62)
Capitalized interest	999	967
Losses on derivative instruments	(162)	(100)
Repurchased securities losses	(26)	(29)
Other	(254)	(110)

	(624)	(575)

Financial income
Investments	346	465
Marketable securities	109	112
Clients	101	58
Gains in derivatives	171	-
Advances to suppliers	16	19
Government securities	96	36
Other	294	145

	1,133	835

Monetary and exchange variation on monetary assets and
liabilities, net	836	(630)

	1,345	(370)

12. Project Financings

The Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The special purpose entities associated with the project finance projects are consolidated based on FIN 46(R) and the project financing obligation represents the debt of the consolidated SPEs with the third-party lender.

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The following summarizes the liabilities related to the projects that were in progress at September 30, 2008 and December 31, 2007:

	September 30,	December 31,
	2008	2007

Transportadora Gasene	1,801	1,212
Codajás (1)	1,219	1,008
Cia. de Desenvolvimento e Modernização de Plantas
Industriais - CDMPI	845	510
Charter Development - CDC (2)	817	760
Companhia Locadora de Equipamentos Petrolíferos - CLEP (3)	802	859
PDET Offshore S.A.	790	889
Barracuda/Caratinga	702	1,004
Cabiúnas	544	666
Other	417	226
Repurchased securities (3)	(802)	(856)

	7,135	6,278

Current portion of Project financings	(1,747)	(1,692)

Long-term portion of Project financings	5,388	4,586

(1) Codajás consolidates Transportadora Urucu - Manaus S.A. which is responsible for the Amazonia Project.
(2) Charter Development - CDC is responsible for Marlim Leste (P-53 project).
(3) As of September 30, 2008 and December 31, 2007, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the Petrobras group companies and some of the SPEs that the Company consolidates according to FIN 46(R), in the total amount of US$802 and US$856, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings.

12. Project Financings (Continued)

The Company has received certain advances amounting to US$322 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

At September 30, 2008, the long-term portion of project financings becomes due in the following years:

2009	235
2010	771
2011	508
2012	379
2013	321
2014 and thereafter	3,174

5,388

13. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. As of September 30, 2008, assets under capital leases had a net book value of US$728 (US$875 at December 31, 2007).

The following is a schedule by year of the future minimum lease payments as of September 30, 2008:

2008	68
2009	242
2010	190
2011	83
2012	29
2013	4
2014 and thereafter	10

Estimated future lease payments	626

Less amount representing interest at 6.2% to 12.0% annual	(60)

Present value of minimum lease payments	566

Less current portion of capital lease obligations	(217)

Long-term portion of capital lease obligations	349

14. Employees’ Postretirement Benefits and Other Benefits

a) Employees’ postretirement benefits balances

The Company sponsors a contributory defined benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. In 2007, the Company made contributions of US$499 to pension and health care plans.

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of

	September 30, 2008			December 31, 2007

		Health			Health
	Pension	care		Pension	Care
	Benefits	benefits	Total	benefits	Benefits	Total

Current liabilities
Defined-benefit plan	285	238	523	230	259	489
Variable Contribution plan	45	-	45	134	-	134

Employees’ postretirement projected benefits
obligation	330	238	568	364	259	623

Long-term liabilities
Defined-benefit plan	4,469	6,572	11,041	4,678	6,639	11,317

Employees’ postretirement projected benefits
obligation	4,799	6,810	11,609	5,042	6,898	11,940

Shareholders’ equity - Accumulated other
comprehensive income
Defined-benefit plan	2,016	1,302	3,318	2,177	1,406	3,583
Variable Contribution plan	150	-	150	162	-	162
Tax effect	(737)	(442)	(1,179)	(795)	(478)	(1,273)

Net balance recorded in shareholders’ equity	1,429	860	2,289	1,544	928	2,472

14. Employees’ Postretirement Benefits and Other Benefits (Continued)

b) Funded status of the plans

Net periodic benefit cost includes the following components:

	As of September 30,

	2008			2007

				Pension
	Pension Plans		Health	Plan	Health

	Defined	Variable	care	Defined	care
	benefits	contribution	benefits	benefits	benefits

Service cost-benefits earned during the period	199	72	88	168	74
Interest cost on projected benefit obligation	1,841	17	546	1,475	460
Expected return on plan assets	(1,508)	(15)	-	(1,093)	-
Amortization of net actuarial loss	1	-	47	112	60
Amortization of prior service cost	46	7	2	16	54

	579	81	683	678	648

Employees’ contributions	(161)	(48)	-	(127)	-

Net periodic benefit cost	418	33	683	551	648

Petrobras and its subsidiaries sponsoring the Petros plan, trade unions organizations and Petros signed a Financial Commitment Agreement on October 23, 2008, after legal homologation on August 25, 2008, to cover commitments with pension plans in the amount of US$3,029, updated retroactively to December 31, 2006, by the amplified consumer price index (IPCA) + 6% p.a., which will be paid in half-yearly installments with interest of 6% p.a. on the debtor balance updated by the IPCA, over the next 20 years.

At September 30, 2008, Petrobras had government securities in the amount of US$623 (US$670 at December 31, 2007), which were used on October 23, 2008, to settle Petrobras’ commitments with the Petros Plan, as set forth in the Term of Financial Commitment.

As of September 30, 2008, Petrobras had a balance of US$1,677 linked to B Series National Treasury Notes, classified as non-current asset, which may be used in the future as a guarantee for the above mentioned Settlement Agreement (see Note 6).

14. Employees’ Postretirement Benefits and Other Benefits (Continued)

New benefit plan (Petros Plan 2)

On June 22, 2007, the Supplementary Pensions Office approved the introduction of a new supplementary pension plan called Petros Plan 2 to the new employees as well as those who have joined the Company after September 2002 and had no Pension Plan.

This Plan was formulated according to the Variable Contribution - VC, or mixed model, with the resources capitalized through particular accounts, retirement pensions established according to the account balances, in addition to the coverage for social security risks (disability and mortality before retirement) and the benefit payment options in case of perpetual assistance system, with estimated pension reversal for dependents after the death of the holder, or the quotas receiving regiment, for an unlimited period, in addition to the guarantee of a minimum benefit.

Petrobras and the other sponsors will fully assume the contributions corresponding to the period in which the new participants had no plan. This past service shall consider the period from August 2002 or the date of admission up to August 29, 2007. The plan will continue to admit new subscribers after this date, but no longer including payment for the period relating to past service.

The disbursements will be conducted over the first months for contributions up to the total months the participant had no plan, and shall cover the portion relating to the participants and sponsor.

15. Shareholders’ Equity

a) Capital

The Company’s subscribed and fully paid-in capital at September 30, 2008 and at December 31, 2007 consisted of 5,073,347,344 common shares and 3,700,729,396 preferred shares as retroactively restated for the stock split discussed below. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

15. Shareholders’ Equity (Continued)

a) Capital (Continued)

The Extraordinary General Meeting held on March 24, 2008, decided to effect a split of each Company’s share into two, resulting: (a) in a free distribution of 1 (one) new share of the same type for each original share and based on the shareholding structure at April 25, 2008; (b) in a free distribution of 1 (one) new American Depository Shares (ADS) of the same type for each original ADS and based on the shareholding structure at April 25, 2008. At the same date, an amendment to article 4 of the Company’s by-laws to cause capital be divided into 8,774,076,740 shares, of which 5,073,347,344 are common shares and 3,700,729,396 are preferred shares, with no nominal value, was approved. This amendment to the Company’s bylaws is effective from April 25, 2008. The relation between the ADS and shares of each class remains of 2 (two) shares for one ADS. All share, ADS, per share and per ADS information in the accompanying financial statements and notes have been adjusted to reflect the result of the share split.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

The Extraordinary General Meeting, held together with the Ordinary General Meeting on April 4, 2008, approved the increase of the Company’s capital from US$20,816 (R$52,644 million) to US$36,194 (R$78,967 million), through the capitalization of part of retained earnings recorded during previous years amounting to US$14,782 (R$25,302 million) and part of the capital reserves, amounting to US$596 (R$1,020 million), consisting of US$99 (R$169 million) of the Merchant Navy AFRMM subsidy reserve and US$497 (R$851 million) from the tax incentives reserve, and without issuing any new shares, in accordance with article 169, paragraph 1 of Law N° 6404/76.

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 2, 2007, the shareholders of Petrobras approved an increase in the Company’s capital to US$20,816 (R$52,644 million) through the capitalization of revenue reserves accrued during previous financial years, in the amount of US$1,647 (R$3,372 million), and of statutory reserve, in the amount of US$492 (R$1,008 million), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law N° 6.404/76.

15. Shareholders’ Equity (Continued)

b) Dividends and interest on shareholders’ equity

On April 04, 2008, the Ordinary General Meeting approved dividends referring to the year ended December 31, 2007, in the amount of US$3,715, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), include interest on shareholders’ equity, already approved by the Board of Directors. The dividends were monetarily restated in accordance with the SELIC rate variation as from December 31, 2007 to the initial date of payment.

The remaining balance of dividends relating to the financial year of 2007, approved by the Ordinary General Meeting held on April 04, 2008, in the amount of US$495 (after deducting those distributed earlier to shareholders on January 23, March 31 and April 30, 2008, in the amount of US$3,220), were paid out to shareholders on June 03, 2008.

Basic and diluted earnings per share amounts have been calculated as follows:

	Nine-month periods ended September
	30,

	2008	2007

Net income for the period	16,713	10,326
Less priority preferred share dividends	(929)	(963)
Less common shares dividends, up to the priority preferred shares
dividends on a per-share basis	(1,274)	(1,320)

Remaining net income to be equally allocated to common and
preferred shares	14,510	8,043

Weighted average number of shares outstanding:
Common	5,073,347,344	5,073,347,344 (*)
Preferred	3,700,729,396	3,700,729,396 (*)

Basic and diluted earnings per:
Common and preferred share	1.90	1.18	(*)
Common and preferred ADS	3.80	2.36	(*)

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008.

16. Commitments and Contingencies

Petrobras is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily predictable.

a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable.

At September 30, 2008 and December 31, 2007, the respective amounts accrued by type of claims are as follows:

	September 30,	December 31,
	2008	2007

Labor claims	69	58
Tax claims	109	149
Civil claims	228	155
Commercials claims and other contingencies	19	20

Total	425	382

Current contingencies	(28)	(30)

Long-term contingencies	397	352

As of September 30, 2008 and December 31, 2007, in accordance with Brazilian law, the Company had paid US$937 and US$977, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

16. Commitments and Contingencies (Continued)

b) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on operations or cash flows.

17. Segment Information

The following presents the Company’s assets by segment:

	As of September 30, 2008

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	4,423	15,775	3,637	3,414	3,005	9,355	(6,181)	33,428

Cash and cash equivalents	-	-	-	-	-	5,282	-	5,282
Other current assets	4,423	15,775	3,637	3,414	3,005	4,073	(6,181)	28,146

Investments in non-consolidated
companies and other investments	141	1,755	563	1,328	572	197	-	4,556

Property, plant and equipment, net	51,494	17,070	11,683	9,176	1,731	1,530	(16)	92,668

Non-current assets	2,061	850	1,840	579	347	6,171	(516)	11,332

Petroleum and Alcohol account	-	-	-	-	-	420	-	420
Government securities	-	-	-	-	-	623	-	623
Other assets	2,061	850	1,840	579	347	5,128	(516)	10,289

Total assets	58,119	35,450	17,723	14,497	5,655	17,253	(6,713)	141,984

17. Segment Information (Continued)

	As of September 30, 2008

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	859	2,371	243	210	295	(564)	3,414

Investments in non-consolidated
companies and other investments	947	40	284	50	7	-	1,328

Property, plant and equipment, net	7,661	1,226	216	170	145	(242)	9,176

Non-current assets	716	273	98	15	1,195	(1,718)	579

Total assets	10,183	3,910	841	445	1,642	(2,524)	14,497

17. Segment Information (Continued)

	As of December 31, 2007

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	3,180	13,725	2,864	2,184	2,848	10,710	(6,371)	29,140

Cash and cash equivalents	-	-	-	-	-	6,987	-	6,987
Other current assets	3,180	13,725	2,864	2,184	2,848	3,723	(6,371)	22,153

Investments in non-consolidated
companies and other investments	85	2,348	550	1,278	640	211	-	5,112

Property, plant and equipment, net	48,529	14,480	10,615	7,596	1,838	1,475	(10)	84,523

Non-current assets	1,381	665	1,507	659	326	6,741	(339)	10,940

Petroleum and Alcohol account	-	-	-	-	-	450	-	450
Government securities	-	-	-	-	-	670	-	670
Other assets	1,381	665	1,507	659	326	5,621	(339)	9,820

Total assets	53,175	31,218	15,536	11,717	5,652	19,137	(6,720)	129,715

17. Segment Information (Continued)

	As of December 31, 2007

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	843	1,113	157	197	217	(343)	2,184

Investments in non-consolidated companies and other
investments	889	39	309	21	20	-	1,278
Property, plant and equipment, net	6,100	1,070	219	182	149	(124)	7,596
Non-current assets	505	292	68	14	1,017	(1,237)	659

Total assets	8,337	2,514	753	414	1,403	(1,704)	11,717

17. Segment Information (Continued) Revenues and net income by segment are as follows:

	Nine-month period ended September 30, 2008

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	737	57,212	5,869	8,027	24,075	-	-	95,920
Inter-segment net operating revenues	49,814	21,394	790	750	399	-	(73,147)	-

Net operating revenues	50,551	78,606	6,659	8,777	24,474	-	(73,147)	95,920
Cost of sales	(17,131)	(77,963)	(5,675)	(6,924)	(22,403)	-	72,006	(58,090)
Depreciation, depletion and amortization	(2,778)	(942)	(244)	(397)	(126)	(156)	-	(4,643)
Exploration, including exploratory dry holes	(962)	-	-	(244)	-	-	-	(1,206)
Selling, general and administrative expenses	(325)	(1,826)	(394)	(589)	(1,103)	(1,541)	115	(5,663)
Research and development expenses	(377)	(150)	(47)	(2)	(6)	(174)	-	(756)
Other operating expenses	9	(380)	(618)	(129)	(12)	(813)	1	(1,942)

Costs and expenses	(21,564)	(81,261)	(6,978)	(8,285)	(23,650)	(2,684)	72,122	(72,300)

Operating income (loss)	28,987	(2,655)	(319)	492	824	(2,684)	(1,025)	23,620

Equity in results of non-consolidated companies	-	67	94	117	17	1	-	296
Financial income (expenses), net	-	-	-	-	-	1,345	-	1,345
Employee benefit expense	-	-	-	-	-	(644)	-	(644)
Other taxes	(39)	(50)	(25)	(56)	(9)	(92)	-	(271)
Other expenses, net	(25)	21	(38)	-	25	25	-	8

Income (Loss) before income taxes and minority interest	28,923	(2,617)	(288)	553	857	(2,049)	(1,025)	24,354
Income tax benefits (expense)	(9,834)	913	130	(226)	(286)	1,352	348	(7,603)
Minority interest in results of consolidated subsidiaries	-	40	(39)	(152)	-	113	-	(38)

Net income (loss) for the period	19,089	(1,664)	(197)	175	571	(584)	(677)	16,713

17. Segment Information (Continued)

	Nine-month period ended September 30, 2008

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,091	4,572	325	2,037	2	-	8,027
Inter-segment net operating revenues	1,138	1,263	35	56	-	(1,742)	750

Net operating revenues	2,229	5,835	360	2,093	2	(1,742)	8,777
Cost of sales	(691)	(5,811)	(269)	(1,907)	(3)	1,757	(6,924)
Depreciation, depletion and amortization	(293)	(64)	(12)	(16)	(12)	-	(397)
Exploration, including exploratory dry holes	(244)	-	-	-	-	-	(244)
Selling, general and administrative expenses	(156)	(112)	(20)	(100)	(201)	-	(589)
Research and development expenses	-	-	-	-	(2)	-	(2)
Other operating expenses	(151)	16	21	3	(18)	-	(129)

Costs and expenses	(1,535)	(5,971)	(280)	(2,020)	(236)	1,757	(8,285)

Operating income (loss)	694	(136)	80	73	(234)	15	492

Equity in results of non-consolidated companies	69	1	5	(1)	43	-	117
Other taxes	(8)	(1)	(1)	(1)	(45)	-	(56)
Other expenses, net	(3)	-	1	-	2	-	-

Income (Loss) before income taxes and minority interest	752	(136)	85	71	(234)	15	553
Income tax benefits (expense)	(262)	16	(2)	(4)	26	-	(226)
Minority interest in results of consolidated subsidiaries	(135)	75	(24)	(13)	(55)	-	(152)

Net income (loss) for the period	355	(45)	59	54	(263)	15	175

17. Segment Information (Continued)

	Nine-month period ended September 30, 2007

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	2,015	35,971	2,587	5,700	16,138	-	-	62,411
Inter-segment net operating revenues	26,859	13,246	811	687	276	-	(41,879)	-

Net operating revenues	28,874	49,217	3,398	6,387	16,414	-	(41,879)	62,411
Cost of sales	(10,608)	(42,797)	(2,991)	(4,840)	(14,858)	-	41,163	(34,931)
Depreciation, depletion and amortization	(2,267)	(752)	(162)	(417)	(112)	(106)	-	(3,816)
Exploration, including exploratory dry holes	(398)	-	-	(391)	-	-	-	(789)
Selling, general and administrative expenses	(245)	(1,516)	(341)	(468)	(780)	(1,109)	78	(4,381)
Research and development expenses	(302)	(115)	(66)	(1)	(4)	(124)	-	(612)
Other operating expenses	(223)	(107)	(346)	(58)	(67)	(918)	1	(1,718)

Costs and expenses	(14,043)	(45,287)	(3,906)	(6,175)	(15,821)	(2,257)	41,242	(46,247)

Operating income (loss)	14,831	3,930	(508)	212	593	(2,257)	(637)	16,164

Equity in results of non-consolidated companies	-	17	65	130	-	(40)	-	172
Financial income (expenses), net	-	-	-	-	-	(370)	-	(370)
Employee benefit expense	-	-	-	-	-	(728)	-	(728)
Other taxes	(31)	(54)	(32)	(51)	(66)	(251)	-	(485)
Other expenses, net	(15)	(10)	(23)	49	(3)	11	-	9

Income (Loss) before income taxes and minority interest	14,785	3,883	(498)	340	524	(3,635)	(637)	14,762

Income tax benefits (expense)	(5,027)	(1,314)	192	(218)	(178)	2,137	217	(4,191)

Minority interest in results of consolidated subsidiaries	(126)	(4)	(196)	(163)	-	244	-	(245)

Net income (loss) for the period	9,632	2,565	(502)	(41)	346	(1,254)	(420)	10,326

17. Segment Information (Continued)

	Nine-month period ended September 30, 2007

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	794	3,060	395	1,430	14	7	5,700
Inter-segment net operating revenues	1,096	1,126	37	13	-	(1,585)	687

Net operating revenues	1,890	4,186	432	1,443	14	(1,578)	6,387
Cost of sales	(677)	(3,996)	(350)	(1,381)	(14)	1,578	(4,840)
Depreciation, depletion and amortization	(330)	(51)	(11)	(15)	(10)	-	(417)
Exploration, including exploratory dry holes	(391)	-	-	-	-	-	(391)
Selling, general and administrative expenses	(140)	(56)	(14)	(89)	(169)	-	(468)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	(68)	15	11	8	(23)	(1)	(58)

Costs and expenses	(1,606)	(4,088)	(364)	(1,477)	(217)	1,577	(6,175)

Operation income (loss)	284	98	68	(34)	(203)	(1)	212

Equity in results of non-consolidated companies	6	21	16	-	49	38	130
Other taxes	(6)	(2)	(1)	(2)	(40)	-	(51)
Other expenses, net	(1)	22	10	-	18	-	49

Income (Loss) before income taxes and minority interest	283	139	93	(36)	(176)	37	340
Income tax benefits (expense)	(212)	(18)	(1)	(3)	16	-	(218)
Minority interest in results of consolidated subsidiaries	(62)	(50)	(15)	13	(11)	(38)	(163)

Net income (loss) for the period	9	71	77	(26)	(171)	(1)	(41)

17. Segment Information (Continued)

Capital expenditures incurred by segment for the nine-month periods ended September 30, 2008 and 2007 are as follows:

	Nine-month periods
	ended September 30,

	2008	2007

Exploration and Production	10,173	7,837
Supply	4,401	1,800
Gas and Energy	2,654	1,220
International
Exploration and Production	1,856	2,253
Supply	174	281
Distribution	9	20
Gas and Energy	18	5
Distribution	196	256
Corporate	576	333

	20,057	14,005

18. Acquisitions

a) Ipiranga current developments and restructuring of the Petrochemical companies with Braskem

On April 18, 2007, Ultrapar (the “Comissioner”), having Braskem S.A. and Petróleo Brasileiro S.A. - Petrobras (through a commission agreement) as intervening parties, acquired control of companies comprising Ipiranga Group for the amount of US$2,694 (R$5,486 million).

On February 27, 2008, in fulfillment of the Investment Agreement signed on March 18, 2007, Ultrapar transferred an interest of 40% of the shares comprising the share capital of Ipiranga Química S.A. to Petrobras, which disbursed US$552. The purchase price of the petrochemical assets has been allocated US$154, net of tax to property, plant and equipment, US$194 to goodwill and the remaining US$204 referred to net assets acquired.

18. Acquisitions (Continued)

a) Ipiranga current developments and restructuring of the Petrochemical companies with Braskem (Continued)

On May 14, 2008, Ultrapar effected the transfer of the fuel and lubricants Distribution Assets located in the North, Northeast and Central-West and the asphalt Assets received by Petrobras through a special purpose company called 17 de Maio Participações S.A (“17 de Maio”).

17 de Maio is a closed-capital corporation and its relevant assets are the asphalt assets, contained within Ipiranga Asfaltos - IASA, and the distribution assets held by a limited company called Alvo Distribuidora de Combustíveis Ltda. Petrobras disbursed the amount of US$619. This amount has been allocated US$52, net of tax to property, plant and equipment, US$229 to goodwill and the remaining US$338 referred to net assets acquired.

On July 24, 2008, the Administrative Board for Economic Defense (“CADE”) accepted Petrobras’ request to revise the “Agreement to Preserve Reversibility of Transaction (“APRO”) so as to no longer impede immediate access to Alvo’s accounting and financial information, removing the obligatory 60-day delay to such access.

Petrobras has not consolidated the “Northern Distribution Assets”, in its financial statements as CADE is still reviewing this acquisition and the APRO’s agreement signed with CADE restricts the control over such assets, including obtaining formal aproval for certain administrative, sales and operational decisions.

The excess of allocation made to property, plant and equipment will be amortized over their remaining useful life.

18. Acquisitions (Continued)

a) Ipiranga current developments and restructuring of the Petrochemical companies with Braskem (Continued)

a.1) Braskem Investment Agreement

On November 30, 2007, an investment agreement was signed between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, by which it was agreed that some petrochemical assets held by Petrobras and Petroquisa would be integrated in Braskem in exchange for a participation interest in Braskem. On May 14, 2008, an addendum to the investment agreement was made dividing the exchange transaction into two stages.

The first stage was completed on May 30, 2008, whereby Petrobras and Petroquisa transferred to Braskem the following participation interests: (i) 37.30% of the voting and total capital of Copesul; (ii) 40% of the voting and total capital of IPQ; (iii) 40% of the voting and total capital of IQ; (iv) 40% of the voting and total capital of Petroquímica Paulínia (PPSA), in exchange for 21.9% of the voting capital and 16,3% of the total capital of Braskem. The exchange transaction was based on the fair value of the participation interest exchanged.

The transaction was accounted for in accordance with FASB Statement N° 153 - “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”, (“SFAS 153”) and FASB Statement N° 140 -“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, (“SFAS140”) based on the fair value of the participation interest received from Braskem. As a result of the transaction a non-operating income of US$64, net of tax, was recorded.

In the second stage, Petroquisa may make either: (i) a participation interest transfer to Braskem of the total capital of Petroquímica Triunfo (Triunfo), or (ii) transfer of cash to Braskem in the same amount of the fair value of the total capital of Petroquímica Triunfo (Triunfo); in exchange for a participation interest in Braskem. After the completion of the second stage, Petrobras will hold 25% of the total capital of Braskem.

On May 30, 2008, Petrobras, Petroquisa, Odebrecht and Norquisa, with Braskem as the intermediary, agreed the terms of the new shareholder’s agreement for Braskem shareholders.

On July 9, 2008, the transaction was approved without restrictions by the CADE.

18. Acquisitions (Continued)

b) Acquisition of Suzano Petroquímica S.A.

On November 30, 2007, Petrobras acquired 76.57% of the total shares of Suzano Petroquímica S.A (“SZPQ”), by acquiring Pramoa Participações S.A. (Pramoa) and its controlled company, Dapean Participações S.A. (Dapean), including 99.9% of the total common shares, for the amount of US$1,186 (US$7.49 per common share and US$5.99 per preferred share). The purchase price has been allocated US$72, net of tax to property, plant and equipment and US$5, net of tax, to inventories and the remaining US$602 to goodwill.

Petrobras incorporated Pramoa Participações S.A. on March 24, 2008, after approval at the Extraordinary General Meeting held on that date.

On April 30, 2008, the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) approved the registration of the Public Offerings (“PO”) to purchase the shares of SZPQ, conditioned to certain adjustments which Petrobras has fulfilled.

The PO of Suzano Petroquímica was held on June 20, 2008, in which Quattor Participações S.A., purchased the minority interest.

On June 30, the name of Suzano Petroquímica S.A. was changed to Quattor Petroquímica S.A.

b.1) Investment Agreement with Unipar

The Investment Agreement between Unipar and Petrobras defined, among other matters, the creation of an integrated company into which they plan to integrate their assets for the production of thermoplastic resins, basic petrochemicals and correlated activities.

The petrochemical assets that will be contributed by the Petrobras Companies are: (i) 99.9% of the voting capital and 76.57% of the total capital of Suzano Petroquímica S.A. (SZPQ), acquired on November 30, 2007; (ii) 17.48% of the voting capital and 17.44% of the total capital held by Petroquisa in Petroquímica União S.A. (PQU).

18. Acquisitions (Continued)

b) Acquisition of Suzano Petroquímica S.A.

b.1) Investment Agreement with Unipar

The assets that will be contributed by Unipar are: (i) 33.3% of the voting and total capital of Rio Polímeros S.A. (Riopol); (ii) 54.96% of the voting capital and 51.35% of the total capital of PQU; (iii) 99.99% of the voting and total capital of Polietilenos União S.A (PU); (iv) all the assets, rights and obligations relating to the operation of Unipar Divisão Química (UDQ); and (v) the amount in cash of US$217, which corresponds to the value of the price to be paid for: (a) 16.67% interest in the total share capital held by Petroquisa in Riopol; and 15.98% of SZPQ’s interest in Riopol, for the understood and agreed price of US$0.5232 per share.

On June 11, 2008 Petrobras and Unipar contributed their participation interest described above in exchange for a participation interest in the new created company “Quattor Participações S.A.”. As a result of the transaction, based on the fair value of the participation interest exchanged, Unipar became the majority shareholder with 60% of the voting and total capital of Quattor and Petrobras became the minority shareholder with the remaining participation interest of 40% of the voting and total capital of Quattor.

The investment in Quattor was accounted for in accordance with SFAS 153 and SFAS 140 based on the fair value of the participations interest obtained. As a result of the transaction a non-operating income of US$3, net of tax, was recognized.

The transaction was approved without restrictions by the CADE on July 09, 2008.

c) Acquisition of Japanese Refinery and other assets

On November 09, 2007, Petrobras signed a share purchase agreement to buy 87.5% of the shares of the Japanese company Nansei Sekiyu Kabushiki Kaisha (NSS) from TonenGeneral Sekiyu Kabushiki Kaisha (TGSK), a subsidiary of ExxonMobil for an amount of approximately US$50. The acquisition includes a refinery with a capacity of 100,000 bpd, which refines light oil and produces high quality oil products. It also comprises an oil and oil products terminal with a storage capacity of 9.6 million barrels, three piers with a capacity to receive ships laden with up to 97,000 deadweight tonnage (dwt) and a single point mooring for Very Large Crude Carriers (VLCC) of up to 280,000 dwt. Due to immateriality, proforma information has not been presented.

The transfer of the share control took place in April 2008.

18. Acquisitions (Continued)

d) Incorporation of a biofuels company

Petrobras Biocombustível S.A. was incorporated on June 16, 2008, as a wholly owned subsidiary of Petrobras, for the purpose of developing production of ethanol, biodiesel and any other associated or similar products and activities, as well as to promote integration of various areas of the Company with regard to biofuels.

With this subsidiary, Petrobras takes advantage of the business opportunity arising from the increase in world demand for biofuels and, in addition, strengthens its position as a company committed to the environment and social development. Besides contributing to reducing global warming, biofuels production generates jobs and income in rural areas, by employing family farms to produce the raw materials.

On July 29, 2008, Petrobras Biocombustível opened its first commercial biodiesel production plant in Candeias (Bahia). This plant will have an annual production capacity of 57 million liters of biodiesel. In August, Petrobras finalized tests and started operating two more plants, in Montes Claros (Minas Gerais) and Quixadá (Ceará), both of which have the same production capacity as the Candeias unit. The investment in the three plants will total US$185. This opening plant represents Petrobras expansion of its participation in the biodiesel chain of production, currently consolidated in the area of fuel distribution.

e) Acquisition of distribution interests in Chile

On August 07, 2008, Petrobras signed an agreement to purchase ExxonMobil’s interest in Esso Chile Petrolera and in other associated Chilean companies.

The agreement encompasses the retail, industrial and aviation fuels businesses (ExxonMobil’s chemical, lubricants and special products businesses are not included in the agreement) and the transfer of control is scheduled to take place in the second quarter of 2009, together with the payment of approximately US$400.

18. Acquisitions (Continued)

f) Acquisition in Argentina

On September 29, 2008, was concluded the acquisition by PESA in Argentina of 25.67% of the assets of the Sierra Chata blocks, already producing natural gas, and of 52.37% of the assets of Parva Negra, in the exploration stage, from ConocoPhilips for the total amount of US$77, increased primarly of changes in working capital.

19. Subsequent Events

a) Advance on Export Contracts - ACC

On October 23, 2008, Petrobras negotiated an Advance on Export Contracts - ACC with Banco do Brasil in the amount of US$300. This advance was negotiated with the following conditions:

  Term: 179 days, with maturity on April 20, 2009;
  Interest rate: 6.30% p.a. With payment on April 20, 2009; and
  Exemption from IOF (Tax on Financial Operations) and income tax (IR) provided that the exports are made.

b) Bank Credit Certificate

On October 31, 2008, Petrobras took out a loan (Bank Credit Certificate) from Caixa Econômica Federal (CEF) in the amount of US$1,057. The objective of the loan is to reinforce the Company’s working capital. This loan was negotiated with the following conditions:

  Term: 180 days, principal and charges with amortization in a single payment at the end of the term;
  Interest rate: 104% of the CDI Over;
  Levying of IOF; and
  A clause for extraordinary amortization and early liquidation. The Company may make extraordinary payments at any time to amortize the debt, in addition to making early liquidation.

c) Sale option of the Pasadena refinery

In a provisional decision handed down on October 24, 2008, referring to the arbitration  proceedings  brought  in  the International Centre for Dispute Resolution  between  Petrobras  America  Inc.  (PAI),  a wholly- controlled subsidiary of Petrobras, and Astra Oil Trading NV (Astra), which shares the control  of  the  Pasadena  refinery  (Pasadena Refining System Inc (PRSI), located  in  Texas, the exercise of the sale option of PRSI by Astra to PAI was considered valid. The decision also determined as valid the exercise of the  sale  option, by its affiliated companies, of the PRSI Trading Company LP,  a  company established to commercialize, sell and distribute crude oil and products refined by the refinery.

If  the  legal  content  of the provisional decision is upheld, PAI and its affiliates will hold 100% of the rights in both companies.

Although the price to be paid depends on a future procedural step, PAI and Astra are working together to immediately transfer all the operating, managerial and financial responsibilities to PAI.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.